

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with limited liability)

21 May 2003

BY AIRMAIL



03022551

Securities and Exchange Commiss
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 JUN -2 7:21

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
➢ Additional Information on Sale of Shares in Linmark Group Limited

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 20 May 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 6/11

MASNET No. 101 OF 20.05.2003
Announcement No. 103



ROLY INTERNATIONAL HOLDINGS LTD

Additional Information on Sale of Shares in Linmark Group Limited

Further to the announcement dated 19 May 2003 of Roly International Holdings Ltd. ("Roly" or the "Company") relating to the sale of 35,000,000 existing shares ("Linmark Placement Shares") in Linmark Group Limited ("Linmark") pursuant to a placing agreement ("Placement"), the directors of the Company wish to provide the following additional information on the proforma financial effects of the Placement on the earnings per share (EPS) and net tangible assets (NTA) pershare:

For illustrative purpose, we set out below the proforma financial effects of the Placement computed based on the Roly Group's audited consolidated financial statements for the financial year ended 30 April 2002.

On a proforma basis, the Roly Group will record a gain on disposal of the Linmark Placement Shares for the financial year ended 30 April 2002 assuming the Placement had been completed on 1 May 2001.

(i) Earnings and EPS

	Earnings US$'000	EPS US cents
Roly Group's profit attributable to shareholders for the financial year ended 30 April 2002	4,744	1.2
Exceptional gain on disposal	6,545	1.7
Proforma financial effects	11,289	2.9

(ii) NTA and NTA per share

	NTA US$'000	NTA per share US cents
Roly Group's NTA as at 30 April 2002	26,192	6.6
Contribution from the Placement	6,545	1.7
Proforma financial effects	32,737	8.3

However, subsequent to the financial year ended 30 April 2002, in connection with the placing and public offer of the shares in Linmark on The Stock Exchange of Hong Kong Limited in May 2002, the Roly Group has recorded a gain resulting from, inter alia, the disposal of shares in Linmark amounting to approximately US$23.0 million as exceptional gain. Accordingly, for illustrative purpose, we set out below the proforma financial effects of the Placement computed based on the Roly Group's unaudited consolidated financial statements for the six months ended 31 October 2002.

On a proforma basis, the Roly Group will record a gain on disposal of the Linmark Placement Shares for the six months ended 31 October 2002 assuming the Placement had been completed on 1 May 2002.

(i) Earnings and EPS

	Earnings US$'000	EPS US cents
Roly Group's profit attributable to shareholders for the six months ended 31 October 2002	24,184	6.1
Exceptional gain on disposal	6,545	1.7
Proforma financial effects	30,729	7.8

(ii) NTA and NTA per share

	NTA US$'000	NTA per share US cents
Roly Group's NTA as at 31 October 2002	48,201	12.2
Contribution from the Placement	6,545	1.7
Proforma financial effects	54,746	13.9

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 20/05/2003 to the SGX